

November 26, 2014

<u>Via Email</u>
Liu Yongming
Chief Executive Officer
PMI Construction Group
B56-B76, Songshan Lake Creative Life City
Gongye West Road, Dongguan
Guangdong, China

      Re: PMI Construction Group
           Preliminary Information Statement on Schedule 14C
           Filed November 4, 2014
           File No. 001-33643

Dear Mr. Yongming:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Erin Purnell

           Erin Purnell
           Senior Staff Attorney